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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 7)

                               ----------------

                         BARRETT RESOURCES CORPORATION
                           (Name of Subject Company)

                         BARRETT RESOURCES CORPORATION
                      (Name of Person(s) Filing Statement)

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                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)

                                   068480201
                       (CUSIP Number of Class Securities)

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                              Eugene A. Lang, Jr.
                           Executive Vice President,
                         General Counsel and Secretary
                         Barrett Resources Corporation
                              1515 Arapahoe Street
                              Tower 3, Suite 1000
                             Denver, Colorado 80202
                                 (303) 572-3900
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on behalf of the Person(s) Filing Statement)

                                   Copies to:

                                 Thomas A. Cole
                                  Paul L. Choi
                               Michael A. Gordon
                                Sidley & Austin
                                 Bank One Plaza
                            10 South Dearborn Street
                            Chicago, Illinois 60603
                                 (312) 853-7000

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   This Amendment No. 7 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on March 23, 2001 (as amended, the "Schedule 14D-9") by Barrett Resources Corporation, a Delaware corporation (the "Company"), relating to the tender offer by SRM Acquisition Company, a Delaware corporation ("Bidder") and an indirect wholly-owned subsidiary of Shell Oil Company, a Delaware corporation ("Shell"), upon the terms and subject to the conditions set forth in the Shell Offer to Purchase, dated March 12, 2001, and in the related Letter of Transmittal, as amended (which together constitute the "Amended Shell Offer"), to purchase all of the outstanding common stock, par value $.01 per share, of the Company, together with the associated Rights, at a price per share of $60.00 (the "Amended Shell Offer Price"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation.

   Item 4 of Schedule 14D-9 is hereby amended and supplemented as follows:

 (a) Solicitation/Recommendation.

   At a special meeting of the Board of Directors of the Company (the "Board") held on April 30, 2001, the Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Amended Shell Offer (including the price increase to $60.00 per Share) and other matters, including discussions with its financial and legal advisors.

   At the April 30, 2001 meeting, the financial advisors, Goldman, Sachs & Co. ("Goldman Sachs") and Petrie Parkman & Co., Inc. ("Petrie Parkman"), each rendered an opinion that, as of the date of such opinion, the Amended Shell Offer Price was inadequate to Barrett's stockholders (other than Shell and its affiliates). In addition, the Board reviewed the Company's business, financial performance and future prospects and received an update on the Company's progress in soliciting proposals from other qualified parties. After this analysis and discussions, the Board unanimously concluded that the Amended Shell Offer is inadequate and not in the best interests of Barrett's stockholders.

   Accordingly the Board unanimously recommends that the Company's stockholders reject the Amended Shell Offer and not tender their shares pursuant to the Amended Shell Offer.

   A copy of the Company's press release announcing the Board's recommendation is filed as Exhibit (a)(2)(viii) hereto and is incorporated herein by reference.

 (b) Reasons.

   In reaching the conclusions referred to in Item 4(a) above, the Board took into account numerous factors, including the factors set forth in Item 4(b) of the Schedule 14D-9 filed with the Commission on March 23, 2001. In addition, the Board considered:

     (i) A review of the Company's updated financial performance and condition (including a $108 million reduction in the amount of outstanding bank indebtedness since December 31, 2000);

     (ii) The Company's total proved natural gas and oil reserves of approximately 2.1 trillion cubic feet of gas equivalent, 96 percent of which is natural gas (including the Company's recent announcement of a 53% increase in proved reserves since December 31, 2000), the Company's first quarter 2001 average daily production rate of 338 million cubic feet of gas equivalent and future prospects;

     (iii) The opinion of Goldman Sachs, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of April 30, 2001, the Amended Shell Offer Price is inadequate to Barrett's stockholders (other than Shell and its affiliates);

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     (iv) The presentation made by Petrie Parkman to the Board at its meeting on April 30, 2001 regarding the Amended Shell Offer and its opinion dated April 30, 2001, that, as of that date and on the basis of and subject to the matters reviewed with the Board, the Amended Shell Offer Price was inadequate from a financial point of view to Barrett's stockholders (other than Shell and its affiliates); and

     (v) The Board's continued belief, after discussion with its financial advisors and the Board's evaluation of the progress of the previously announced process for seeking strategic alternatives, that there is a reasonable likelihood that the process will yield a superior transaction.

   In light of the foregoing, the Board unanimously concluded that the Amended Shell Offer is inadequate and not in the best interests of Barrett's stockholders. The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Amended Shell Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to the specific factors considered in determining to recommend that stockholders reject the Amended Shell Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors.

Item 9. Material to be Filed as Exhibits.

Exhibit (a)(2)(viii) Text of Press Release dated April 30, 2001 issued by the
                     Company.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BARRETT RESOURCES CORPORATION

                                                /s/ Peter A. Dea
                                          By: _________________________________
                                            Name: Peter A. Dea
                                            Title:  Chairman of the Board and
                                                  Chief Executive Officer

Dated: April 30, 2001
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                                 EXHIBIT INDEX

Exhibit (a)(2)(viii) Text of Press Release dated April 30, 2001 issued by the Company.